SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

Advanced Photonix, Inc.

(Name of Issuer)

Class A Common Stock, $0.001 par value

(Title of Class of Securities)

00754E107

(CUSIP Number)

September 23, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riley Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 335,877
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 335,877
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,877
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON* PN

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 335,877
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 335,877
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,877
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.9%
12	TYPE OF REPORTING PERSON* IA

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 443,790
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 443,790
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 443,790
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.19%
12	TYPE OF REPORTING PERSON* BD

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC 401(K) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 213,259
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 213,259
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,259
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.57%
12	TYPE OF REPORTING PERSON* EP

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Antin Children Irrevocable Trust Dtd 1/1/01
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 313,190
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 313,190
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,190
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.84%
12	TYPE OF REPORTING PERSON* OO

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Asset Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 142,370
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 142,370
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,370
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.38%
12	TYPE OF REPORTING PERSON* IA

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1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 405,660
	6	SHARED VOTING POWER 1,448,486
	7	SOLE DISPOSITIVE POWER 405,660
	8	SHARED DISPOSITIVE POWER 1,448,486
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,854,146
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.96%
12	TYPE OF REPORTING PERSON* IN

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Item 1(a). Name of Issuer:

Advanced Photonix, Inc., a Delaware corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

2925 Boardwalk

Ann Arbor, MI 48104

Item 2(a). Name of Person Filing:

Riley Investment Partners, L.P., a Delaware limited partnership (“RIP”)

Riley Investment Management, LLC, a Delaware limited liability company (“RIM”)

B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)

B. Riley & Co., LLC 401(K) Profit Sharing Plan (“BRC Profit Sharing”)

Robert Antin Children Irrevocable Trust Dtd 1/1/01 (“Robert Antin Children Trust”)

B. Riley Asset Management, LLC, a Delaware limited liability company (“BRAM”)

Bryant R. Riley (“Mr. Riley”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of each of RIP, RIM, BRC, BRC Profit Sharing, Robert Antin Children Trust, BRAM and Mr. Riley is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

Item 2(c). Citizenship:

The citizenship of each of RIP, RIM, BRC, BRC Profit Sharing and BRAM is Delaware.

The citizenship of Robert Antin Children Trust is California.

The citizenship of Mr. Riley is the United States.

Item 2(d). Title of Class of Securities:

Class A Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e). CUSIP Number:

00754E107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

[X]	Not applicable.

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

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(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount beneficially owned:

As of the close of business on September 23, 2014, RIP beneficially owned 335,877 shares of Common Stock. RIM, as the investment advisor and general partner of RIP, may be deemed to beneficially own the 335,877 shares of Common Stock directly owned by RIP. Mr. Riley, as the Managing Member of RIP, may be deemed to beneficially own the 335,877 shares of Common Stock directly owned by RIP.

As of the close of business on September 23, 2014, BRC beneficially owned 443,790 shares of Common Stock. Mr. Riley, as the Chairman of BRC, may be deemed to beneficially own the 443,790 shares of Common Stock directly owned by BRC.

As of the close of business on September 23, 2014, BRC Profit Sharing Plan beneficially owned 213,259 shares of Common Stock. Mr. Riley, as the Trustee of the BRC Profit Sharing Plan, controls the voting and investment decisions. Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 213,259 shares held by the BRC Profit Sharing Plan.

As of the close of business on September 23, 2014, Robert Antin Children Trust beneficially owned 313,190 shares of Common Stock. Mr. Riley, as the Trustee of Robert Antin Children Trust, controls the voting and investment decisions. Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 313,190 shares held by Robert Antin Children Trust.

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As of the close of business on September 23, 2014, BRAM beneficially owned 142,370 shares of Common Stock. BRAM, in its capacity as investment manager to the B. Riley Diversified Equity Fund (a “mutual fund”), may be deemed to beneficially own the 142,370 shares of Common Stock directly owned by the mutual fund. Mr. Riley, as the Managing Member of BRAM, may be deemed to beneficially own the 142,370 shares of Common Stock directly owned by the mutual fund.

As of the close of business on September 23, 2014, Mr. Riley beneficially owned jointly with his wife 405,660 shares of Common Stock. By virtue of his relationships with RIP, BRC, BRC Profit Sharing Plan, Robert Antin Children Trust, and BRAM discussed above, Mr. Riley may also be deemed to beneficially own the 335,877 shares of Common Stock beneficially owned by RIP, the 443,790 shares of Common Stock beneficially owned by BRC, the 213,259 shares of Common Stock beneficially owned by BRC Profit Sharing Plan, the 313,190 shares of Common Stock beneficially owned by Robert Antin Children Trust, and the 142,370 shares of Common Stock beneficially owned by BRAM.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of class:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 37,381,413 shares of Common Stock outstanding as of July 29, 2014 as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 8, 2014.

As of the close of business on September 23, 2014, RIP directly owned approximately 0.9% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), each of RIM and Mr. Riley may be deemed to beneficially own approximately 0.9% of the outstanding shares of Common Stock, which are directly owned by RIP.

As of the close of business on September 23, 2014, BRC directly owned approximately 1.19% of the outstanding shares of Common Stock. By virtue of his relationship described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 1.19% of the outstanding shares of Common Stock, which are directly owned by BRC.

As of the close of business on September 23, 2014, BRC Profit Sharing Plan directly owned approximately 0.57% of the outstanding shares of Common Stock. By virtue of his relationship described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 0.57% of the outstanding shares of Common Stock, which are directly owned by BRC Profit Sharing Plan.

As of the close of business on September 23, 2014, Robert Antin Children Trust directly owned approximately 0.84% of the outstanding shares of Common Stock. By virtue of his relationship described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 0.84% of the outstanding shares of Common Stock, which are directly owned by Robert Antin Children Trust.

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As of the close of business on September 23, 2014, BRAM directly owned approximately 0.38% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 0.38% of the outstanding shares of Common Stock, which are directly owned by the mutual fund.

As of the close of business on September 23, 2014, Mr. Riley directly owned jointly with his wife approximately 1.09% of the outstanding shares of Common Stock. By virtue of his relationships with RIP, BRC, BRC Profit Sharing Plan, Robert Antin Children Trust, and BRAM discussed above, Mr. Riley may also be deemed to beneficially own the approximately 0.9% of the outstanding shares of Common Stock beneficially owned by RIP, approximately 1.19% of the outstanding shares of Common Stock beneficially owned by BRC, approximately 0.57% of the outstanding shares of Common Stock beneficially owned by BRC Profit Sharing Plan, approximately 0.84% of the outstanding shares of Common Stock beneficially owned by Robert Antin Children Trust, and approximately 0.38% of the outstanding shares of Common Stock beneficially owned by BRAM.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

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Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2014	RILEY INVESTMENT PARTNERS, L.P.

	By:	Riley Investment Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Managing Member

RILEY INVESTMENT MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY & CO., LLC 401(K) PROFIT SHARING PLAN

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

ROBERT ANTIN CHILDREN IRREVOCABLE TRUST DTD 1/1/01

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

B. RILEY ASSET MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Managing Member

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BRYANT RILEY

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley

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